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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING ___JANUARY 1, 2020___ AND ENDING ___DECEMBER 31, 2020___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **METRIC FINANCIAL, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 W PEACHTREE STREET SUITE 1910
(No. and Street)

ATLANTA   **GA**   **30309**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT RYLL   **404-465-4294**
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY CPAs, Chartered
(Name - *if individual, state last, first, middle name*)

505 NORTH MURLEN ROAD   OLATHE   **KANSAS**   **66062**
(Address and City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT RYLL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTERIC FINANCIAL, INC, as of DECEMBER 31, 2020 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH LANE
NOTARY PUBLIC
Fulton County
State of Georgia
My Comm. Expires Jan. 24, 2025

Signature

PRESIDENT/CEO/CCO
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Metric Financial Inc.
FINANCIAL STATEMENTS
With Report of Registered Public Accounting Firm
For the Year Ended December 31, 2020

Metric Financial Inc.

Index to Financial Statements
'December 31, 2020

The accompanying notes are an integral part of these financial statements

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Metric Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Metric Financial, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Metric Financial, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Metric Financial, Inc.'s management. Our responsibility is to express an opinion on Metric Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Metric Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Metric Financial, Inc.'s financial statements. The supplemental information is the responsibility of Metric Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



David Lundgren & Co

We have served as Metric Financial, Inc.'s auditor since 2020.

Olathe, Kansas
March 29, 2021

Metric Financial Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

		2020
ASSETS		
Current Assets		
Cash	$	899,891
Accounts receivable		47,588
Prepaid Expenses		2,653
Total Current Assets		950,132
Total Assets		**950,132**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities		406,671
Total Current Libilities		406,671
Total Liabilities		406,671
Stockholders' Equity		
Capital stock, $1 par value, 80,000 shares authorized 2,723 shares issued and outstanding		2,723
Paid in capital		51,448
Retained earnings		489,290
Total Stockholders' Equity		543,461
Total Liabilities And Stockholders' Equity		**950,132**

The accompanying notes are an integral part of these financial statements.


Metric Financial Inc.
STATEMENT OF FINANCIAL OPERATIONS
For the Year Ended December 31, 2020


		2020
Income:		
Offering Manager Fee Revenue	$	953,713
Interest Income		13
		953,726
General and Administrative Expenses:		
Performance Bonus		400,000
Occupancy Costs		2,800
Professional fees		11,188
Consulting Fees		222,755
Compliance fees		18,625
Computer Software		29,548
Other expenses		13,861
Total General and Administration Expenses:		698,777
Net Income Before Income Tax:		254,949
Income Tax Benefit		13,398
Net Income		268,347


The accompanying notes are an integral part of these financial statements.


Metric Financial Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2020

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance - beginning of year	$ 2,723	$ 31,448	$ 220,943	$ 255,114
Capital contribution	$ -	$ 20,000	$ -	$ 20,000
Net Income (Loss)	$ -	$ -	$ 268,347	$ 268,347
Balance - end of year	$ 2,723	$ 51,448	$ 489,290	$ 543,461

The accompanying notes are an integral part of these financial statements.

Metric Financial Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

		2020
Cash flows from operating activities:		
Net income (loss)	$	268,347
Bad Debts	$	4,529
Change in assets and liabilities:		
(Increase) decrease in accounts receivable		58,242
(Increase) decrease in Due from Affiliates		10,500
(Increase) decrease in Accounts Payable, Accrued Expenses		283,166
(Increase) decrease in Note Receivable - NPC		7,890
(Increase) decrease in Prepaid Expenses		(2,653)
Net cash provided (used) by operating activities		630,021
Cash flows from financing activities:		
Increase in additional paid in capital		20,000
Net cash provided (used) by investing activities		20,000
Net increase (decrease) in cash		650,021
Cash - beginning of year		249,870
Cash - end of year		**899,891**

The accompanying notes are an integral part of these financial statements.

Metric Financial Inc.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2020

Note 1 - Nature of Business

Metric Financial Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The company provides the ability to transact from outside sources in order to distribute investment products and assist in the free flow of securities in the open market. The Company does not hold funds or securities for the accounts of its customers.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received and records expenses in the period in which incurred rather than when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Revenue Recognition

The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") and the FASB's Accounting Standards Update 2016-08, Principal vs Agent Considerations ("ASU-2016-09"). The income reported on the Statement of Financial Operations is comprised of private placement fees and other service fees. The Company considers revenue to be generated when the Company satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists; b) The fee is fixed or able to be determinable; C) Performance has occurred; d) Collectability is reasonable assured.

Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based upon the capital commitments obtained as of the closing for a respective placement when all performance obligations to the client have been completed. Revenues from fees arising from mergers, acquisitions and other corporate reorganization transactions are recorded as success fees based on the achievement of performance obligations, agreed upon with the client, such as closing of the transaction.

Note 4 - Accounts Receivable

At December 31, 2020, accounts receivable consisted of current billings that were collected in January 2021. Accounts receivable are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectable accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2020, no allowance for uncollectable accounts was deemed necessary.

Note 5 - Related Party

Metric Financial, Inc is solely owned by Bilal Malik of Malik Law Group ("MLG") which has entered into an expense sharing agreement with Metric Financial, Inc. During 2020 the Complany's expenses, pursuant to the terms of the ESA for the year ended December 31,2020, were approximately $2800. Debt forgivness in the amount of $5600 was given to Metric Financial during the first 6 months of 2020 due to the office space not being in use during the Covid 19 Pandemic.

Note 6 - Net Capital Requirements

Metric Financial Inc. is subject to the SEC Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $493,220 which was $466,107 in excess of its required net capital of $27,113 USD.

Note 7 – Fair Value Measurements

Fair Value - GASB Statement No. 72, Fair Value Measurement and Application, defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Statement establishes a three-level hierarchy of inputs used to measure fair value.
   • Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
   • Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
   • Level 3 inputs are unobservable inputs, such as management's assumption of the default rate among underlying mortgages of a mortgage-backed security.

The standards provide guidance on applying fair value to alternative investments, such as hedge and private equity funds. It also enhances disclosure requirements around those types of investments. Fair value measurements are based not on entry prices, but rather on exit prices—the price that would be received to sell the asset or paid to transfer the liability. While entry and exit prices differ conceptually, in many cases they may be identical and can be considered to represent fair value of the asset or liability at initial recognition.

Note 8 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 29, 2021 the date the financial statements were available to be issued.

Note 9 – Commitments and Contingencies

Metric Financial, Inc. has made no guarantees, does not have any pending lawsuits or arbitration claims and has no commitments.

Metric Financial Inc.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
December 31, 2020

Total Capital	$	543,461
Deductions for Non-Allowable Assets		
Notes, Loan receivables and prepaid expenses	$	50,241
Net Capital before haircuts	$	493,220
Haircuts on Securities		
	$	-
Net Capital	$	493,220

`

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital required 6.2/3% of total aggregate indebtedness	$	27,113
Minimum Dollar Net Capital Requirement of Reporting Broker Dealer	$	5,000
Net Capital Requirement or Minimum Dollar in Accordance with Rule 15C3-1	$	27,113
Excess Net Capital	$	466,107

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities	$	406,671
Subordinated Debt	$	-
Total Aggregate Indebtedness to Net Capital	$	406,671
Percentage of Aggregate Indebtedness to Net Capital		82.45%

RECONCILIATION WITH COMPANY'S NET COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM   X-17A-5 AS OF DECEMBER 31, 2021

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net capital above.

Metric Financial Inc.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Metric Financial Inc.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Metric Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2020, in which (1) Metric.Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Metric Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (exemption provision) and (2) Metric Financial, Inc. stated that Metric Financial, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Metric Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Metric Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas
March 29, 2021

METRIC FINANCIAL INC.

Metric Financial Inc.

Report of Exemption from SEC Rule 15c3-3

I, Scott Ryll, President of Metric Financial Inc, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2020.

Metric Financial Inc. claims Exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision. Metric Financial Inc. did not hold any customer funds or securities at any time during the year.

Metric Financial Inc. met the identified exemption provisions throughout the reporting period of January 1, 2020 through December 31, 2020 without exception.

Scott Ryll

Scott Ryll

Metric Financial Inc.

DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED

505 NORTH MUR-LEN ROAD

OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Metric Financial, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by Metric Financial, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective bank disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Olathe, Kansas

March 29, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC 8-46684 CRD 33324
Metric Financial, Inc.
1180 West Peachtree Street
Suite 1910
Atlanta, GA 30309

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Natalie Miller 706-429-2199

2. A. General Assessment (item 2e from page 2) $1430.57

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1430.57

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1430.57

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $1430.57

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Metric Financial Inc
(Name of Corporation, Partnership or other organization)

DocuSigned by: Scott Ryll
600607877E06423...
(Authorized Signature)

President
(Title)

Dated the 27 day of January, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 953,713.19
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 953,713.19
2e. General Assessment @ .0015	$ 1430.57
	(to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) _Line 2a_ For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) _Adjustments_ The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) _Additions_ Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) _Deductions_ Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. _Interest on Assessments_ If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation

Certificate Of Completion

Envelope Id: C5BE857730FA45C1BA21050631C988BC

Status: Completed

Subject: Please DocuSign: SIPC 7 2020 Metric.pdf

Source Envelope:

Document Pages: 4	Signatures: 1	Envelope Originator:
Certificate Pages: 2	Initials: 0	Scott Ryll Metric Financial
AutoNav: Disabled		1180 W Peachtree St.
EnvelopeId Stamping: Disabled		Suite 1910
Time Zone: (UTC-05:00) Eastern Time (US & Canada)		Atlanta, GA 30309
		sryll@metric-financial.com
		IP Address: 104.6.218.152

Record Tracking

Status: Original	Holder: Scott Ryll Metric Financial	Location: DocuSign
1/27/2021 12:44:04 PM	sryll@metric-financial.com	

Signer Events	Signature	Timestamp
Scott Ryll sryll@metric-financial.com President Metric Financial Security Level: Email, Account Authentication (None)	DocuSigned by: Scott Ryll 600607877E06423... Signature Adoption: Pre-selected Style Using IP Address: 104.6.218.152	Sent: 1/27/2021 12:44:11 PM Viewed: 1/27/2021 12:44:16 PM Signed: 1/27/2021 12:45:28 PM Freeform Signing
Electronic Record and Signature Disclosure: Not Offered via DocuSign		

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

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Carbon Copy Events	Status	Timestamp
Natalie Miller nmiller@metric-financial.com Security Level: Email, Account Authentication (None)	COPIED	Sent: 1/27/2021 12:45:29 PM Viewed: 1/27/2021 12:52:01 PM
Electronic Record and Signature Disclosure: Not Offered via DocuSign		

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Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	1/27/2021 12:44:11 PM
Certified Delivered	Security Checked	1/27/2021 12:44:16 PM
Signing Complete	Security Checked	1/27/2021 12:45:28 PM
Completed	Security Checked	1/27/2021 12:45:29 PM

Payment Events	Status	Timestamps